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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                             DATED JANUARY 9, 2002

                                ASE Test Limited
             (Exact name of Registrant as specified in its charter)

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                              10 West Fifth Street
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          FORM 20-F  X                                    FORM 40-F
                    ---                                             ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          YES                                                NO  X
              ---                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable
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


                          INCORPORATION BY REFERENCE

This Form 6-K is deemed incorporated by reference to the registrant's registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ASE TEST LIMITED


Dated: January 9, 2002                      By: /s/ Joseph Tung
                                               --------------------------------
                               Name: Joseph Tung
                                Title: Director

ASE TEST LIMITED                                                January 9, 2002
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.        886-2-8780-5489              Mobile  886-920-189-608
Fax.        886-2-2757-6121              email:  jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.        408-567-4383                 email:  rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:      Mylene Kok        65-879-9881        mylene.kok@tfn.com.sg
In the US:            Daniel Loh        212-701-1998       dan.loh@thomsonir.com
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               ASE TEST LIMITED ANNOUNCES DECEMBER 2001 REVENUES

TAIPEI, TAIWAN, R.O.C., JANUARY 9, 2002 - ASE Test Limited (Nasdaq : ASTSF) today announces that its unaudited consolidated December 2001 net revenues were US$21.50 million. Compared to prior periods, the December figure represented a drop of 46% year-over-year and a decrease of 8% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

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                            December         November          December              YoY        Sequential
(US$000)                        2000             2001              2001           Change            Change
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
Net Revenues                  39,990           23,270            21,500             -46%               -8%
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

HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

                               [GRAPHIC OMITTED]

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(US$000)        Jan.     Feb.     Mar.     Apr.     May      Jun.     Jul.     Aug.    Sep.      Oct.     Nov.     Dec.     Total
                '01      '01      '01      '01      '01      '01      '01      '01     '01       '01      '01      '01      '01
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
Net Revenues    36,699   32,044   34,433   23,609   22,320   21,407   18,887   20,221   21,418   22,669   23,270   21,500   298,479
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


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CONSOLIDATED QUARTERLY NET REVENUES (UNAUDITED)

ASE Test's net revenues for the three months ending December 2000, September 2001, and December 2001 are set forth in the table below. The Company expects to announce its 4Q01 results after the US markets close on February 6.

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                                  4Q               3Q                4Q              YoY        Sequential
(US$000)                        2000             2001              2001           Change            Change
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
Net Revenues                 124,669           60,527            67,439             -46%               11%
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